OPTIONAL QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or om it the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: Peptinovo Biopharma Inc.

ELIGIBILITY

2. X Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ✗ No

Explain: _____

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Steve Tokarz   Dates of Board Service: 4/9/2020 - Current

      Principal Occupation: Entrepreneur

      Employer: Self Employed   Dates of Service: 2015-current

      Employer's principal business: Management consulting and investing

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

      Position: CEO and Director   Dates of Service: 4/9/2020-current

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

      Employer: Peptinovo Biopharma Inc.

      Employer's principal business: Drug delivery development

      Title: CEO   Dates of Service: 4/9/2020 - current

      Responsibilities: Overseeing and managing all aspects of the business

      Employer: Stabilux Biosciences Inc.

      Employer's principal business: Diagnostic chemical development

      Title: CEO   Dates of Service: 8/1/2018 - current

      Responsibilities: Overseeing and managing all aspects of the business.

      Employer: Cantilever Business Partners LLC

      Employer's principal business: Management Consulting

Title: <u>Managing Partner</u>   Dates of Service: 2015 - current<u>   </u>

Responsibilities: Providing contract business services to clients

Employer: Cantilever Funds (multiple)

Employer's principal business: Investment fund

Title: <u>General Partner</u>   Dates of Service: 2015 - current<u>   </u>

Responsibilities: Sourcing of investors and managing investment of fund capital

Name: <u>Ren Homan</u>   Dates of Board Service: 4/9/2020 - Current_____

      Principal Occupation: Scientist_____

      Employer: Peptionovo Biosciences Inc_____ Dates of Service: 4/9/2020-current__

      Employer's principal business: Drug delivery system development_____

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

      Position: President, CSO and Director_____ Dates of Service: 4/9/2020-current__

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

      Employer: Peptinovo Biopharma Inc._____

      Employer's principal business: Drug delivery development

      Title: <u>President and CSO</u>   Dates of Service: 4/9/2020 - current_

      Responsibilities: Overseeing the research and development of company products

Name: Fred Brown

Dates of Board Service: 4/9/2020 - Current

Principal Occupation: Business , Regulatory and Pharma Consultant

Employer: Self   Dates of Service: 4/9/2020 –

Current   Employer's principal business: Business , Regulatory and Pharma Consultant

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Director   Dates of Service: 4/9/2020 - Current

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Fred Brown Management Consulting

Employer's principal business: Management Consulting

Title: CEO   Dates of Service: 1/13 - Current,

Responsibilities: selling and delivering management consulting services

Employer: WarmiLu

Employer's principal business: manufacturing

Title: Board Member

Dates of Service: 1/12 - Current,

Responsibilities developing, manufacturing, selling and delivering infant warming blankets worldwide.

Employer: ArtiMed

Employer's principal business: software services

Title: CEO

Dates of Service: 4/23 - Current,

Responsibilities developing, selling and delivering AI SSDI solutions to payors and providers

Employer: PharmaJet

Employer's principal business: manufacturing

Title: Board Member

Dates of Service: 7/24 - Current,

Responsibilities developing, manufacturing, selling and delivering needle-free delivery systems for vaccines and thrrapeutics

Employer: Deloitte,

Employer's principal business: Consulting

Title: Management Consultant

Dates of Service: 6/21 - 6/23

Responsibilities   selling and delivering management consulting services

Name: <u>David Romenesko</u>   Dates of Board Service: 12/22/2022 - Current___

     Principal Occupation: Investor_____

     Employer: Self_____ Dates of Service: Retired_____

     Employer's principal business: Investing___

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

     Position: Director_____ Dates of Service: 12/22/2022-current_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

     Employer: <u>Legacy Wealth Advisors</u>

Employer's principal business: Investment Advice / Financial Planning

Title: Founder / Owner   Dates of Service: 8/1986 – 9/2022

Responsibilities: Investment Advisor

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Steve Tokarz

Title: CEO

Details provided in Directors section above

Name: Ren Homan

Title: President

Details provided in Directors section above

Name: Michael Mortlock

Title: Principal accounting officer   Dates of Service: 4/9/2020 -current

Responsibilities: Typical CFO responsibilities for accounting, reporting and financial planning

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Stabilux Biosciences Inc.

Employer's principal business: Diagnostic chemical development

Title: Principal financial officer Dates of Service: 8/1/2018

Responsibilities: Typical CFO responsibilities for accounting, reporting and financial planning

Employer: Cantilever Business Partners LLC

Employer's principal business: Management Consulting

Title: <u>Managing Partner</u>   Dates of Service: 2015 - current<u>   </u>

Responsibilities: Providing contract business services to clients

Employer: Cantilever Funds (multiple)   _____

Employer's principal business: Investment fund

Title: <u>General Partner</u>   Dates of Service: 2015 - current<u>   </u>

Responsibilities: Sourcing of investors and managing investment of fund capital

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ren Homan	<u>2,195,000 common, 295,345 Series A-1 Preferred</u>	25.3%
_____	_____	_____%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer. See **Exhibit A**, Business Plan.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

● Clinical plan targets;

There is a risk of getting sucked into a "sexy" trial and running away from any biologic ideas. Do not test those in vivo. If people want to believe in that future potential – fine, but do not take the concurrent risk to prove it does not work. There is plenty of opportunity with proven small molecules.

First-in-human only needs to be a base hit to be a homerun for the platform. Take the simplest, easiest route. With your existing data, that is ONLY paclitaxel in proven indications.

● Though Peptinovo has compelling animal studies showing effectiveness in delivery, efficacy of the chemotherapy and minimization of serious side effects, IND and human trials are yet to be done. This increases ROI and risk for the investor.

● The cancer market in general has many new promising agents that could negate chemotherapy as an option.

● Fundraising in the current environment could hamper a capital intensive process. Peptinovo may not receive enough funding to commercialize and launch its initial product.

* As a small management team, the loss of any management team may have a material adverse effect on Peptinovo.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

THE OFFERING

9. What is the purpose of this offering? To continue product development and fund clinical trials of the company's first product.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$ 50,000	$ 1,250,000
Less: Offering Expenses		
(A) Legal	5000	5000
(B) Intermediary expenses	6000	66,000
Net Proceeds	$ 39,000	$ 1,179,000
Use of Net Proceeds		
(A) Product testing and clinical trials		$ 1,079,000
(B) Operating expenses	$ 39,000	$ 100,000
(C)		
Total Use of Net Proceeds	$ 39,000	$ $1,179,000

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used. NO

12. How will the issuer complete the transaction and deliver securities to the investors?

Investors will sign a subscription agreement, which is attached as an exhibit hereto, to confirm purchase of their shares. Shares will be tracked in a digital ledger.

13. How can an investor cancel an investment commitment?

Investors may cancel their investment from the   Investor Dashboard of the Funding Portal.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

14. Describe the terms of the securities being offered.

    Series A-2 Preferred Stock (Non-voting Preferred equity shares) at 3.3853/share. In addition to being subject to the terms and conditions set forth in the attached Subscription Agreement and available Company governing documents, the Series A-2 Preferred Stock is being sold subject to those certain terms and conditions set forth in the certain Series A transaction documents attached as **Exhibit B** hereto, including the Investors' Rights Agreement, Voting Agreement, and ROFR & Co-Sale Agreement.

15. Do the securities offered have voting rights? Yes X No

16. Are there any limitations on any voting or other rights identified above? ☐ Yes X No

    Explain: Shares are non-voting _____

17. How may the terms of the securities being offered be modified?

    By action of the Board of Directors and certain stockholder approval.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

    (1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

18. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
Series A-1 Preferred	6,779,741	4,215,331	X Yes ☐ No	XYes No
				Specify: Series A-1 Preferred Stockholders have a variety of other rights set forth in the Exhibits to this Offering Statement.
Non-voting Series A-2 preferred	Up to 368,731 of the Series A		☐ Yes x No	XYes No

	Preferred authorized			
				Specify: Series A-2 Preferred Stockholders have a variety of other rights set forth in the Exhibits to this Offering Statement._____
Common Stock:	12,402,291	4,032,472	X Yes ☐ No	X Yes No
				Specify: Certain information rights and other mandatory rights afforded under Delaware General Corporation Law. _____
Debt Securities:	n/a		☐ Yes X No	☐ Yes X No
				Specify: _____
Other:				
			☐ Yes x No	☐ Yes x No
				Specify: _____
			☐ Yes ☐ No	☐ Yes ☐ No
				Specify: _____

Class of Security	**Securities Reserved for Issuance upon Exercise or Conversion**

Warrants: N/A_____

Options: Incentive options plan_____   1,580,028_____

Other Rights:

_____

_____

19. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Shares offered here have the same rights as Series A Preferred shares, but without voting rights. Voting shares participate in actions requiring shareholder votes, this class does not.

20. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes X No

Explain: _____

21. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholders have no additional rights.

22. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Based on similar companies raising Series A funding at a comparable stage, and discussion with potential investors, the company is estimated to be valued and $19M before funding. This number is divided by the current common stock outstanding, plus authorized options.

23. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- Lack of control rights over the Company.
- There are restrictions on the transferability of the Series A-2 Preferred Stock set forth in the Subscription Agreement attached hereto as an Exhibit and Peptinovo's organizational and other governing documents.
- The product has not been evaluated in humans and this will be the first time these results are obtained.
- There is no guarantee that the favorable results observed from the animal testing will

directly translate to humans.
- The clinical design fails to choose the best patient populations that will favorably respond to our initial chemotherapy target.
- The company fails to raise the funds needed to complete the initial first in human trials.

24. What are the risks to purchasers associated with corporate actions including:
- additional issuances of securities, we anticipate other funding rounds that follow this to support additional clinical trials. That funding could dilute ownership of Series A-2 Preferred stockholders.
- Series A-2 Preferred stockholders have no voting rights, which limits their influence on important corporate decisions.
- The securities being offered are subject to approval and rights of first refusal to the Company and other members of the Company.
- The Company may repurchase securities.
- Series A-2 Preferred stock lacks liquidity due to transfer restrictions detailed elsewhere in this Offering Memorandum, including exhibits hereto.
- a sale of the issuer or of assets of the issuer only on change of control of which majority of shareholder approval is required.
- transactions with related parties? Certain officers and/or directors receive stock options from Peptinovo. Additionally, the Company, its directors, and/or officers are a party to various contracts with Peptinovo's wholly-owned Australian subsidiary, Peptinovo Biopharma Pty Ltd., and the Company is party to various contracts with Cantilever Business Partners.

.

25. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Ren Homan	$150,000	10%	10/9/2025	
	$	%		

26. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
6/15/2022	D	Convertible Note	$ 4,785,900	Operating expenses, R&D, patent expenses
9/10/2025	D	Equity (Series A-1 Preferred Shares)	$ 8,746,300 (of which $8,681,300 converted into Series A-1 Preferred Shares)	Operating expenses, R&D, patent expenses
			$	

27. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1) any director or officer of the issuer; No

    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; No

    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; No, or

    (4) any immediate family member of any of the foregoing persons. No.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
_____	_____	-	$ _____
_____	_____	-	$ _____
_____	_____	-	$ _____

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

28. Does the issuer have an operating history? X Yes ☐ No

29. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Peptinovo currently has no revenue, as we develop products to engage in clinical testing and in-human FDA trials. Development and testing has been funded to date entirely through private investment.

Across 2022 and 2023 the company raised $4M in a combination of SAFE and Convertible Debt notes. The company began 2022 with $650K in cash, closing the period at the end of 2023 with $350k.

Over that period, the company spent $1.85 million in 2022 dedicated to research and development, including administrative costs. In 2023, the company began product testing, with expenses rising to $2.83 million.

The 2023 year end balance sheet shows $265K in accounts payable and a $125k operating loan from an investor. Both of these balances were paid in full in the first quarter of 2024 with additional investment in Convertible Notes, which also funded ongoing product testing.

The company is now beginning clinical testing with an Australian subsidiary created for this purpose, which will contribute to a much less expensive and faster FDA approval path, but will require significant cash. The company has spent $1.5M in the first two quarters to complete prior projects, with just $50k remaining in the bank, which will cover payroll and basic administrative costs into July.

The company has access to short term operating loans from several investors to continue operations while funds are raised to launch the new testing programs, with several potential investors negotiating to begin funding, possibly within weeks, the full Series A offering up to $10 million, which should fund the company through product manufacturing, IP filings, animal testing and operations to support clinical trials through Phase 1/2

FINANCIAL INFORMATION

30. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Reviewed financial statements 2021,2022,2023 are attached as **Exhibit C**, completed by Mongio & Associates CPAs LLC.

31. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to **May 16, 2016**:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes X No

(ii) involving the making of any false filing with the Commission? ☐ Yes X No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes X No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes X No

(ii) involving the making of any false filing with the Commission? ☐ Yes X No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes X No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, saving s associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes X No

(B) engaging in the business of securities, insurance or banking? ☐ Yes X No

(C) engaging in savings association or credit union activities? ☐ Yes X No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes X No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes X No

(ii) places limitations on the activities, functions or operations of such person?
☐ Yes ✗ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ✗ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
☐ Yes ✗ No

(ii) Section 5 of the Securities Act? ☐ Yes ✗ No

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ✗ No

If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ✗ No

If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ✗ No

If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

32. In addition to the information expressly required to be included in this Form, include:

   (1) any other material information presented to investors; and

   (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

   A copy of the disclosure schedule produced for the Series A Preferred equity offering is available

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include

   (a) a description of the material content of such information;

   (b) a description of the format in which such disclosure is presented; and

   (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

April 30
_____
(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

www.peptinovo.com
_____

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.